Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Transocean Ltd. and Transocean Inc. for the registration of shares, debt securities, warrants, purchase contracts, rights, units and guarantees and to the incorporation by reference therein of our reports dated February 26, 2021, with respect to the consolidated financial statements and schedule of Transocean Ltd. and subsidiaries, and the effectiveness of internal control over financial reporting of Transocean Ltd. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Houston, Texas
June 14, 2021